UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

ANNUAL ANALYST MEET 2011, USA
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7

ANNUAL ANALYST MEET- 2011, USA

We hereby furnish the United States Securities and Exchange Commission with information concerning our Annual Analyst Meet held on November 4th 2011 in New York, USA. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

The event started with an opening speech by the MC to set out the agenda for the Analyst Meet. The copy of the speech is attached to this Form 6-K as Exhibit 99.1.

S. D. Shibulal, the Chief Executive Officer and Managing Director, gave his address on ‘Building Tomorrow’s Enterprise’. The transcript of the speech is attached to this Form 6-K as Exhibit 99.2.

This was followed by presentation on Financial Highlights by V. Balakrishnan, the Chief Financial Officer. The presentation is attached to this Form 6-K as Exhibit 99.3.

Later there were presentations on the three service clusters of Infosys, Business IT Services, Consulting & Systems Integration, and Products, Platforms & Services by Manish Tandon, Stephen Pratt and Sanjay Purohit respectively. The transcripts of the presentations are attached to this Form 6-K as Exhibit 99.4, 99.5, 99.6 respectively.

A question and answer session was held at the end of the event with analysts from various organizations. The transcript of this question and answer session is attached to this Form 6-K as Exhibit 99.7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: November 8th, 2011	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	MC Speech
99.2	CEO Address – “Building Tomorrow’s Enterprise’
99.3	CFO’s presentation on Financial Highlights
99.4	Presentation: Business and IT Services
99.5	Presentation: Consulting & Systems Integration
99.6	Presentation: Products, Platforms & Services
99.7	Question and Answer session with Company's Officers